October 25, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Cindy Rose

Re:	Eaton Vance Risk-Managed Diversified Equity Income Fund
Eaton Vance Enhanced Equity Income Fund
Eaton Vance Enhanced Equity Income Fund II
Eaton Vance Tax-Managed Buy-Write Income Fund
Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund
Eaton Vance Tax-Managed Diversified Equity Income Fund (the “Funds”)

Ladies and Gentlemen:

The purpose of this letter is to respond to the following comment received by the undersigned from Cindy Rose of the Division of Investment Management of the Securities and Exchange Commission on June 21, 2011 regarding each Fund’s annual report to shareholders:

Comment: Add a statement to the fact sheet for each Fund that states that that the Fund historically has made substantial returns of capital.

Response: The requested disclosure has been added.

If you have any questions or comments concerning the enclosed Amendment, please contact the undersigned at (617) 672-8305 or fax (617) 672-1305.

Very truly yours, /s/ Maureen A. Gemma Maureen A. Gemma, Esq. Vice President